Mail Stop 3561

March 26, 2007

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

  Re: **Stem Cell Therapy International, Inc.**
     Amendment No. 4 to Registration Statement on Form 10-SB
     Filed February 28, 2007
     File No. 0-51931

Dear Mr. Cao:

  We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter correspond to the page numbers in the marked copy of the registration statement provided to us by counsel.

Item 6. Executive Compensation, page 53

1. We reissue comment 3 in our letter dated February 21, 2007. Please revise or tell us why you have not included your executive compensation information for fiscal year ended March 31, 2006, as required by Item 402 of Regulation S-B.

Financial Statements, page F-1

2. We note your response to comment 4 of our letter dated February 21, 2007. Note 8 to your audited March 31, 2006 financial statements discloses that the commitment date for the preferred stock issuance was September 15, 2005. We note you calculated the beneficial conversion feature as of the

commitment date based on the fair value of the closing price of the common stock of $0.07 per share and an exercise price of $0.05 per share. Please explain the discrepancy between the fair value of the closing price of $0.07 per share on September 15, 2005 used to calculate the beneficial conversion feature and the high and low per share quotes reported in the Pink Sheets for the third <u>calendar quarter ended</u> September 30, 2005 of $2.70 and $0.51, respectively, and average market price of $1.88 of shares issued by the company in September 2005. It appears that the fair value of the common stock into which the preferred stock can be converted exceeds the proceeds. Please revise your financial statements, or advise.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: M. Richard Cutler, Esq.
          Cutler Law Group
          Via Facsimile